INTERCHANGE FINANCIAL SERVICES CORPORATION

                            CERTIFICATE OF AMENDMENT
                                       TO
                          CERTIFICATE OF INCORPORATION

      Interchange Financial Services Corporation, organized under the laws of the State of New Jersey, to amend its Certificate of Incorporation to increase the number of authorized shares of Common Stock in connection with a division of its outstanding shares of Common Stock in accordance with N.J.S.A. 14A:
7-15.1(3), hereby certifies:

      FIRST: The name of the Corporation is Interchange Financial Services Corporation.

      SECOND: The Board of Directors, at a meeting duly called and held on February 26, 1998, authorized and approved a 3 for 2 division of all of its issued and outstanding shares of Common Stock, no par value, effective April 17, 1998 and distributable to shareholders of record as of the close of business on March 20, 1998. As of the close of business on March 20, 1998 there were 4,329,742 shares of Common Stock, no par value issued and outstanding which are divided to 6,494,435 share of Common Stock, no par value.

      THIRD: To increase the number of authorized shares of the Corporation from 10,000,000 to 15,000,000, Article V of the Corporation's Certificate of Incorporation is amended to delete the first paragraph thereof and replace it with a paragraph reading as follows:

                                   "Article V

                                  CAPITAL STOCK

            The Corporation is authorized to issue 15,000,000 shares of common stock, all of which are without nominal or par value, as the Board of Directors may determine. The Corporation is also authorized to issue 1,000,000 shares of preferred stock, all of which are without nominal or par value, as the Board of Directors may determine."

      Except as set forth in the foregoing amendment, all provisions of the Corporation's Certificate of Incorporation shall continue in full force and effect.

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      FOURTH: The amendment described in Article THIRD will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in the percentage of authorized shares that remains unissued after the share division described in Article SECOND exceeding the percentage of authorized shares that was unissued before the division of shares.

      FIFTH: The within amendment to the Certificate of Incorporation was adopted by the Board of Directors of the Corporation at a meeting duly called and held on February 26, 1998 in accordance with N.J.S.A. 14A7-15.1(2).

      SIXTH: The foregoing amendment to the Corporation's Certificate of Incorporation shall become effective on the later to occur of April 17, 1998 or the date on which this Certificate of Amendment is filed with the Secretary of State of the State of New Jersey.

      IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this certificate this 13th day of April, 1998.

ATTEST:                                  INTERCHANGE FINANCIAL SERVICES
                                         CORPORATION

By: /s/ Benjamin Rosenzweig                 /s/ Anthony S. Abbate
    ----------------------------            ----------------------------
    Benjamin Rosenzweig                     Anthony S. Abbate
    Secretary                               President and Chief Executive
                                             Officer